FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Small Pharma Inc. (the "Company")

Head Office:

6-8 Bonhill Street

3rd Floor

London, UK

EC2A 4BX

Registered Office:

1400-885 West Georgia Street

Vancouver, BC

V6C 3E8

Item 2 Date of Material Change

 January 25, 2023

Item 3 News Release

A press release disclosing the material change was disseminated on January 25, 2023, through GlobeNewswire.

Item 4 Summary of Material Change

On January 25, 2023, the Company announced that SPL026, intravenous N,N-Dimethyltryptamine, with supportive therapy for the treatment of Major Depressive Disorder ("MDD") met the primary endpoint in its Phase IIa clinical trial, demonstrating a statistically significant and clinically relevant reduction in depressive symptoms at two-weeks post-dose, as compared to placebo. Further analysis of key secondary endpoints demonstrated a rapid and durable antidepressant effect to 12-weeks.

The trial investigated the efficacy and safety of intravenous ("IV") SPL026, with supportive therapy, in 34 patients with moderate/severe MDD. Participants who entered the trial on pharmacological antidepressant medication were withdrawn from their treatment prior to dosing. Patients were dosed with a short IV infusion of 21.5mg of SPL026, resulting in a 20 to 30-minute psychedelic experience.

The results of the Phase IIa trial demonstrated the study met its primary endpoint with a statistically significant -7.4 point difference between SPL026 (21.5mg) and placebo at two-weeks post-dose, as measured by the Montgomery-Asberg Depression Rating Scale change from baseline (p=0.02).

Item 5 Full Description of Material Change

See above and the press release dated January 25, 2023, attached hereto as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

2

Item 7 Omitted Information

No information has been omitted in respect of the material change.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about the material change disclosed in this report.

George Tziras, Chief Executive Officer, Telephone: +44 (0)7456 915968

Item 9 Date of Report

January 30, 2023

Schedule "A"

(see attached)

Small Pharma Reports Positive Top-line Results from Phase IIa Trial of SPL026 in Major Depressive Disorder

First placebo-controlled efficacy study completed to date exploring a short-duration psychedelic for depression demonstrates rapid and durable response

Primary endpoint met with a statistically significant -7.4 point difference between SPL026 (21.5mg) and placebo at two-weeks post-dose as measured by MADRS change from baseline (p=0.02)

Antidepressant effect of SPL026, with supportive therapy, demonstrated a rapid onset at one-week post-dose with a statistically significant difference in MADRS of -10.8 versus placebo (p=0.002)

Durable antidepressant effect with a 57% remission* rate at 12-weeks following a single SPL026 dose with supportive therapy

No apparent differences identified in antidepressant effect between a one and two dose regimen of SPL026

Favourable safety and tolerability profile demonstrated with no drug-related serious adverse events reported. All adverse events related to treatment were considered mild or moderate

Company to host conference call at 8:30am (EST) / 1:30pm (GMT) January 25, 2023 to discuss results

January 25, 2023 - London, United Kingdom - Small Pharma Inc. (TSXV: DMT) (OTCQB: DMTTF) (the "Company" or "Small Pharma"), a biotechnology company focused on short-duration psychedelic-assisted therapies for mental health conditions, today announces that SPL026, intravenous N,N-Dimethyltryptamine ("DMT"), with supportive therapy for the treatment of Major Depressive Disorder ("MDD") met the primary endpoint in its Phase IIa clinical trial, demonstrating a statistically significant and clinically relevant reduction in depressive symptoms at two-weeks post-dose, as compared to placebo. Further analysis of key secondary endpoints demonstrated a rapid and durable antidepressant effect to 12-weeks.

The trial investigated the efficacy and safety of intravenous ("IV") SPL026, with supportive therapy, in 34 patients with moderate/severe MDD. Participants who entered the trial on pharmacological antidepressant medication were withdrawn from their treatment prior to dosing. Patients were dosed with a short IV infusion of 21.5mg of SPL026, resulting in a 20 to 30-minute psychedelic experience. The dose was selected as a result of data analysis from the Company's Phase I study confirming that it was well tolerated and delivered a consistent psychedelic experience in healthy volunteers.

The two-staged Phase IIa study included a blinded, randomized, placebo-controlled phase, where the primary endpoint was to assess the efficacy of a single dose of SPL026 with supportive therapy (N=17) versus placebo with therapy (N=17) at two-weeks post-dose. All study participants were subsequently enrolled into an open-label phase of the study where they received a single dose of SPL026 with supportive therapy, and were followed-up for a further 12-weeks in study**. This open-label trial design enabled the assessment of durability of antidepressant effect, as well as the comparative efficacy and safety of a one versus two dose regimen of SPL026.

Efficacy was assessed using the Montgomery-Asberg Depression Rating scale ("MADRS") to measure any potential change in patients' depression from baseline. MADRS was assessed by independent raters who were not present at dosing and were blinded to the overall treatment.

The Phase IIa study met the primary endpoint demonstrating a statistically significant and clinically relevant reduction in depressive symptoms two-weeks following a dose of SPL026 with supportive therapy, compared to placebo, demonstrating a -7.4 point difference in MADRS (p=0.02). Analysis of key secondary endpoints demonstrated a rapid onset of antidepressant effect one-week post-dose, with a statistically significant difference in MADRS score between the active and placebo groups of -10.8 (p=0.002).

Across the 12-week open-label phase, patients who received at least one active dose of SPL026 with supportive therapy reported a durable improvement in depression symptoms. No apparent difference in antidepressant effect was observed between a one and two dose regimen of SPL026. The total mean reduction in MADRS from baseline after a single dose of SPL026 was -15.4 at 12-weeks.

Dr. Carol Routledge, Chief Medical and Scientific Officer said: "We are pleased that a significant number of patients benefited from the treatment in our trial. SPL026 with supportive therapy was shown to have a significant antidepressant effect that was rapid and durable, with a remission rate of 57% at three months following a single dose of SPL026. It was encouraging to see that SPL026 demonstrated a favourable safety and tolerability profile in MDD patients in this study, consistent with our Phase I study. The results are clinically meaningful and enable us to progress into an international multi-site Phase IIb study where we seek to further explore the efficacy and safety profile of SPL026 in a larger MDD patient population."

Key Findings

Active, Active (Two dose regimen)	Blinded phase Active		Open-label phase Active, Active
Phase-related weeks post-dose[a]	W1	W2	W12
MADRS Change From Baseline ("CFB")	-12.7	-11.0	-7.8
p-value (MADRS CFB difference active vs. placebo)	0.002	0.02	n/a
Response %	44%	35%	42%
Remission %	44%	29%	33%

Placebo, Active (One dose regimen)	Blinded phase Placebo		Open-label phase Placebo, Active
Phase-related weeks post-dose[a]	W1	W2	W12
MADRS CFB	-1.9	-3.6	-15.4
Response %	6%	12%	50%
Remission %	13%	12%	57%

Notes:

a) refers to weeks following dose administered in either the blinded or open-label phase

Rapid onset of antidepressant effect

• Primary endpoint met with a statistically significant -7.4 point difference between SPL026 and placebo (p=0.02) at two-weeks post-dose, as measured by MADRS change from baseline

• Statistically significant -10.8 point difference between SPL026 and placebo (p=0.002) at one-week post-dose, as measured by MADRS change from baseline

• Clinically meaningful difference in response* rates of SPL026 at week one and week two, 44% and 35%, respectively

• Clinically meaningful difference in remission rates of SPL026 at week one and week two of 44% and 29%, respectively

Durability of antidepressant effect

• Durability was measured by a change in MADRS from the original baseline of the study, at one, two, four and 12-weeks after the open-label dose of SPL026

• Durable improvement in depression symptoms from baseline in groups receiving at least one dose of SPL026 observed to 12-weeks following the open-label dose

• No apparent differences identified in antidepressant effect between a one and two dose regimen of SPL026

• Treatment group receiving an open-label dose of SPL026 following placebo showed:

o Total change in MADRS from baseline of -10.6 and -15.4 at one and 12-weeks post open-label dose

o Durable response rate from week 1 (43%) to week 12 (50%) post dose

o Durable remission rate from week 1 (43%) to week 12 (57%) post dose

Safety and tolerability

• SPL026 was well tolerated by all patients receiving an active dose

• No drug-related serious adverse events reported, including no reported suicidal ideation or behaviour

• Adverse events ("AEs") deemed possibly related to treatment in the blinded phase:

o 19 in the SPL026 group

o 4 in the placebo group

o All were deemed mild or moderate in severity

• 24 AEs deemed possibly related to treatment in the open-label phase

• Majority of drug-related AEs (~80%) resolved during the dosing visit

• No clinically significant safety concerns in any treatment group, including with vital signs, electrocardiogram (ECG) or clinical laboratory findings

The detailed results of the Phase IIa trial are expected to be presented at upcoming scientific meetings and published in a peer-reviewed journal.

George Tziras, Chief Executive Officer of Small Pharma said: "MDD affects the lives of hundreds of millions of people worldwide. The scale of the unmet need indicates the importance of investigating alternative new treatments. Our goal is to develop proprietary, scalable and reimbursable short-duration psychedelics with supportive therapy to address this need. I am delighted with our top-line results, which demonstrate proof-of-concept for SPL026 and provide encouraging support for our broader portfolio. I want to thank each patient who took part in this trial, as well as their families, the trial investigators, the employees of the trial sites and everyone who has supported the successful completion of this study."

Dr. David Erritzoe Clinical Psychiatrist at Imperial College London and Chief Investigator of the Phase I/IIa study added: "The results are exciting for the field of psychiatry. We now have the first evidence that SPL026 DMT, combined with supportive therapy, may be effective for people suffering from MDD. For patients who are unfortunate to experience little benefit from existing antidepressants, the potential for rapid and durable relief from a single treatment, as shown in this trial, is very promising."

Conference Call and Webcast Details:

The Small Pharma management team will host a conference call at 8:30am EST / 1:30pm GMT on Wednesday January 25, 2023. To access the call and webcast presentation, select the relevant dial-in number and webcast link below.

Time:	8:30 a.m. (EST) / 1:30 p.m. (GMT)
Dial-in number (from US):	+1-877-423-9813
Dial-in number (from outside US)	+1-201-689-8573
Conference ID:	13735973
Webcast (to view presentation slides):	https://viavid.webcasts.com/starthere.jsp?ei=1595427&tp_key=af827d4034

Following its completion, the webcast will also be available on the Investor section of the Small Pharma website under 'Events & Conferences'. The webcast will be available for 30 days.

About MDD

An estimated 280 million people globally suffer from Major Depressive Disorder, which is a leading cause of disability and a major contributor to the overall burden of disease worldwide. It is a condition characterized by at least two weeks of pervasive low mood, low self-esteem and loss of interest or pleasure in normally enjoyable activities1.

About Small Pharma

Small Pharma is a biotechnology company progressing a pipeline of short-duration psychedelic-assisted therapies for the treatment of mental health conditions. The Company's current focus is on exploring new therapeutic approaches for depression. Small Pharma's lead candidate, SPL026, is a proprietary synthetic formulation of DMT. The Company is advancing clinical programs of SPL026 and SPL028 with supportive therapy for the treatment of mental health conditions and was granted an Innovation Passport designation from the U.K. Medicines and Healthcare products Regulatory Agency (the "MHRA") for intravenous SPL026 with supportive therapy for MDD. In addition, Small Pharma has a pipeline of proprietary preclinical assets in development.

Legend:

*remission = MADRS score ≤10; response = ≥50% reduction in MADRS from baseline

**patients are followed up to 6-months out of study

Source:

1. WHO (2021), Depression fact-sheet.

For further information contact:

Small Pharma Inc.

George Tziras, Chief Executive Officer

Email: ir@smallpharma.co.uk

Tel: +1 (646) 751-4363

Investor Relations Contacts:

Eric Ribner

LifeSci Advisors

Email: eric@lifesciadvisors.com

Tel: +1 (646) 889-1200

Media Relations Contacts:

Jaber Mohamed

MHP Communications

Email: smallpharma@mhpc.com

Tel: +44 (0)7720 326 847

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that constitute "forward-looking information" ("forward-looking information") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. Forward-looking statements in this news release include statements regarding the Company's Phase IIa study of SPL026, including the anticipated impact on the application of SPL026 and the treatment of mental health conditions, as well as the presentation and publishing of detailed trial results; the impact of further analysis of the top-line SPL026 trial data on assumptions made based on top-line data; the anticipated commencement, timing and design of the Company's Phase IIb international multi-site trial of SPL026, including the potential impact of such trial on a larger MDD patient population; the potential effect and impact of SPL026 on individuals suffering from MDD: the Company's ability to develop proprietary, scalable and reimbursable short-duration psychedelics with supportive therapy to address the needs of the MDD community; and the Company's ability to progress short-duration psychedelic assisted therapies for the treatment of mental health conditions.

In disclosing the forward-looking information contained in this press release, the Company has made certain assumptions. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: compliance with extensive government regulations; domestic and foreign laws and regulations adversely affecting the Company's business and results of operations; the impact of COVID-19; and general business, economic, competitive, political and social uncertainties. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Small Pharma makes no medical, treatment or health benefit claims about its proposed products. The MHRA or other similar regulatory authorities have not evaluated claims regarding DMT-assisted therapies and other next generation psychoactive compounds. The efficacy of such therapies has not been confirmed by MHRA-approved research. There is no assurance that such DMT-assisted therapies and other psychoactive compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Any references to quality, consistency, efficacy and safety of potential therapies do not imply that Small Pharma verified such in clinical trials or that Small Pharma will complete such trials. If Small Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Small Pharma's performance and operations.

The TSX Venture Exchange ("TSXV") has neither approved nor disapproved the contents of this news release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.